

October 25, 2012

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **RE: CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated October 22, 2012**
> **File No. 1-14946**

Dear Mr. Gonzalez:

We have reviewed your response letter dated October 22, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1. We note your response to comment one in our letter dated September 28, 2012. Given that operating earnings would normally exclude interest and tax amounts, your current presentation of the line item "operating earnings before interest and tax" could create confusion as it implies that these amounts would normally be included in the determination of operating earnings. In this regard, please change the title of this line item to "operating earnings." In a similar manner, please retitle the line item currently described as "operating

earnings before other expenses, net, interest and tax" to "operating earnings before other expenses, net."

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief